

July 20, 2010

Mr. Ryan C. Farris
President
Ally Wholesale Enterprises LLC
200 Renaissance Center
Detroit, MI 48265

> **Re:** **Ally Wholesale Enterprises LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 9, 2010**
> **File No. 333-167044**

Dear Mr. Farris:

We have received your response to our comment letter to you dated June 18, 2010 and have the following additional comments. Please note that the page numbers referenced below refer to the blacklined version of the filing provided by counsel.

Prospectus Supplement

Cover Page

1. We note your response to our prior comment six. Please revise the cover page to include the overcollateralization form of credit enhancement or advise.

Credit Enhancement and Liquidity, page S-5

2. We note your response to our prior comment 13 and reissue in part. We note that you contemplate a cash collateral guaranty in your base prospectus. Please revise this section to include bracketed disclosure about the guaranty, including all information required by Item 1103(a)(3)(ix), or advise.

Overcollateralization, page S-7

3. Please revise to include the overcollateralization percentage or advise.

Revolving Period, page S-7

4. Please revise to include the term or duration of the revolving period or advise.

<u>The Trust, page S-19</u>

5. Please revise your disclosure regarding the owner and Delaware trustees to describe in more detail the trustees' prior experience serving as trustees for asset-backed securities transactions involving similar pool assets. Refer to Item 1109(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any questions.

Regards,

John Stickel
Attorney-Advisor

cc: Richard V. Kent, Esq. *via facsimile* (313) 656-6124